Exhibit 99.1

Managers’ transactions announcement according to article 19 MAR

Leverkusen, Germany (pta031/18.02.2021/16:52) - Announcement

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr. Foguet Montserrat

2	Reason for the notification

a)	Position/status	Other person discharging managerial responsibilities
Senior Vice President, Regulatory Affairs and Production;

b)	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Biofrontera AG

b)	LEI	391200D6GFSVFGFQTL13

4	Details of the transaction(s)

a)	Description of the financial instrument, type of instrument	Share
	Identification code	DE0006046113

b)	Nature of the transaction	Another
Subscription of shares as part of a rights capital measure

c)	Price(s)	Volume(s)
	2.75 EUR	57,598.75 EUR

d)	Aggregated price	Aggregated volume
	2.75 EUR	57,598.75 EUR

e)	Date of the transaction	18.02.2021 UTC+1

f)	Place of the transaction	Outside a trading venue

(end)

emitter: Biofrontera AG

address: Hemmelrather Weg 201, 51377 Leverkusen

country: Germany

contact person: Investor Relations

phone: +49 (0) 214 87 63 20

e-mail: ir@biofrontera.com

website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq